Exhibit 99.1

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

Production Release for the 1st Quarter ended 30th June 2022

New Delhi, 4th July 2022:

Aluminium:

	1Q			4Q
Particulars (In ‘000 tonnes, or as stated)	FY23	FY22	% Change	FY22	% Change
Alumina- Lanjigarh	485	482	1%	503	(4)%
Total Aluminium Production	565	549	3%	572	(1)%
Jharsuguda-I	138	137	1%	137	1%
Jharsuguda-II	285	267	7%	291	(2)%
BALCO-I	65	66	(1)%	66	(1)%
BALCO-II	77	78	(1)%	78	(1)%

o	Alumina production at Lanjigarh refinery increased marginally YoY to 485,000 tonnes; it was down 4%QoQ due to scheduled maintenance in April’22.

o	The cast metal Aluminium production at our smelters increased by 3%YoY to 565,000 tonnes.

Zinc India:

Particulars (In ‘000 tonnes, or as stated)	1Q			4Q
	FY23	FY22	% Change	FY22	% Change
Mined Metal	252	221	14%	295	(15)%
Integrated saleable Metal	260	236	10%	260	—
- Refined Zinc Integrated	206	188	10%	211	(2)%
- Refined Lead Integrated	54	48	11%	49	9%
Silver Integrated (in tonnes)	177	161	10%	162	9%
Silver Integrated (in mn ounces)	5.7	5.2	10%	5.2	9%

o

Mined metal production grew 14%YoY to 252,000 tonnes on account of higher ore production across all the mines and supported by better mill recovery. However, it was lower by 15%QoQ, mainly due to lower ore production at mines and overall metal grades.

o	Achieved highest ever refined metal production at 260,000 tonnes, up 10%YoY, due to better plant and mined metal availability.

o	Integrated Zinc production increased 10%YoY to 206,000 tonnes.

o

Refined Lead production was up 11%YoY and 9%QoQ to 54,000 tonnes on account of better plant availability and pyro plant being on Lead mode for part of the quarter. Saleable Silver production, in line with Lead metal production, grew 10%YoY and 9%QoQ to 177 tonnes.

Zinc International:

Particulars (In “000 tonnes, or as stated)	1Q			4Q
	FY23	FY22	% Change	FY22	% Change
Total Mined Metal	68	61	11%	55	24%
Mined Metal Content – Gamsberg	53	46	14%	45	19%
Mined Metal Content – BMM*	15	15	—	10	47%

*BMM – Black Mountain mine

#Skorpion mine is under care and maintenance since May 2020

o	Overall production increased 11%YoY and 24%QoQ to 68,000 tonnes with ramp-up at Gamsberg.

o

Achieved record quarterly production at Gamsberg – up 14%YoY and 19%QoQ to 53,000 tonnes. This was supported by higher throughput, better Ore grade and the benefits of debottlenecking projects completed in 4QFY22. Gamsberg also achieved higher Zinc recoveries of 74.5% in 1QFY23.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 4

Production Release for the 1st Quarter ended 30th June 2022

o	Black Mountain mine production was flat YoY but higher by 47%QoQ in line with higher grade and higher recovery of Zinc and Lead.

Oil & Gas:

	1Q			4Q
Particulars	FY23	FY22	% Change	FY22	% Change
Average daily gross operated production (boepd)	148,104	164,899	(10)%	153,840	(4)%
Rajasthan	127,815	139,798	(9)%	132,443	(3)%
Ravva	10,990	14,662	(25)%	13,248	(17)%
Cambay	9,209	10,440	(12)%	8,065	14%
OALP	90	—	100%	84	7%
Average daily working interest production (boepd)	96,206	105,863	(9)%	99,513	(3)%
Rajasthan	89,471	97,858	(9)%	92,710	(3)%
Ravva	2,473	3,299	(25)%	2,981	(17)%
Cambay	3,684	4,176	(12)%	3,226	14%
KG-ONN 2003/1	489	530	(8)%	513	(5)%
OALP	90	—	100%	84	7%
Total Oil and Gas (million boe)
Oil and Gas – Gross	13.5	15.0	(10)%	13.8	(3)%
Oil and Gas – Working Interest	8.8	9.6	(9)%	9.0	(2)%

boepd: barrels of oil equivalent per day

o

Overall average gross operated production was 148,104 boepd. Rajasthan block’s average gross production was lower at 127,815 boepd, mainly due to natural decline. The natural decline in the MBA fields was partially offset by infill wells brought online in Mangala and ABH fields. Gross production from Development Area-1 (DA-1), Development Area-2 (DA-2) and Development Area-3 (DA-3) averaged 110,912 boepd, 16,796 boepd and 107 boepd respectively.

o

Gas production from Raageshwari Deep Gas (RDG) averaged 135.1 million standard cubic feet per day (mmscfd) (equivalent to 22.5 kboepd); Gas sales post captive consumption at 112.0 mmscfd (equivalent 18.7 kboepd).

o	Ravva block’s average production was lower at 10,990 boepd, mainly due to natural decline; previous year production included gains from infill drilling campaign.

o	Cambay block’s average production was at 9,209 boepd.

Iron ore:

Particulars (In Dry metric tonnes, or as stated)	1Q			4Q
	FY23	FY22	% Change	FY22	% Change
Sales (mn tonnes)	1.26	1.64	(24)%	2.29	(45)%
Goa	0.35	0.39	(9)%	0.55	(36)%
Karnataka	0.91	1.26	(28)%	1.74	(48)%
Production of Saleable Ore (mn tonnes)	1.26	1.46	(14)%	1.41	(11)%
Goa	—	—		—
Karnataka	1.26	1.46	(14)%	1.41	(11)%
Production of Pig Iron (‘000 tonnes)	189	202	(6)%	178	6%

o

Goa Iron Ore - There was no production as mining remained suspended pursuant to the Hon’ble Supreme Court judgement dated 7th February 2018. We continue to engage with the Government for resumption of mining operations.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 4

Production Release for the 1st Quarter ended 30th June 2022

o	Karnataka Iron Ore - Saleable Ore production was lower by 11%QoQ and 14%YoY due to heavy rainfall which impacted Ore handling.

o	Pig Iron production was lower by 6%YoY due to scheduled shutdown at one of the blast furnaces in this quarter.

Steel:

Particulars (In ‘000 tonnes, or as stated)	1Q			4Q
	FY23	FY22	% Change	FY22	% Change
Finished Production	269	289	(7)%	328	(18)%
Pig Iron	33	52	(36)%	48	(31)%
Billets Produced	196	211	(7)%	241	(19)%
Billets Consumed	(195)	(186)	5%	(255)	(23)%
TMT Bar	106	89	19%	130	(19)%
Wire Rod	84	92	(9)%	118	(29)%
Ductile Iron Pipes	44	31	40%	45	(2)%

o	Total saleable production was at 268,523 tonnes, lower by 7%YoY and 18%QoQ due to debottlenecking activities in Blast Furnace-3 and gunning of Blast Furnace-2.

FACOR:

Particulars (In “000 tonnes, or as stated)	1Q			4Q
	FY23	FY22	% Change	FY22	% Change
Ore Production	140	123	14%	43	223%
Ferro Chrome Production	18	18	—	18	3%

o	Achieved highest ever ore production of 140kt, since acquisition, increased 14%YoY and 223%QoQ.

o	Ferro Chrome production was flat YoY and 3% higher QoQ as 4Q was impacted by maintenance shutdown.

Copper — India:

Particulars (In ‘000, or as stated)	1Q			4Q
	FY23	FY22	% Change	FY22	% Change
Copper Cathodes	38	28	37%	34	13%

o

Our Silvassa refinery and Wire rod plant continue to operate enabling us to cater to the domestic market. Production from the Silvassa refinery increased 37%YoY and 13%QoQ due to continuous debottlenecking and improved operational efficiencies.

o

Tuticorin Smelting operations remain halted since April 2018. The Tamil Nadu Pollution Control Board (TNPCB), through an order dated 9th April 2018, rejected the Consent to Operate (CTO) for the Plant and issued a direction for closure and disconnection of power supply at the plant. In May 2018, the Government of Tamil Nadu issued orders with a direction to permanently seal the existing copper smelter plant at Tuticorin. The matter is currently under sub judice before the Supreme Court and next hearing is yet to be notified.

Power:

Particulars (In million units)	1Q			4Q
	FY23	FY22	% Change	FY22	% Change
Total Power Sales	3,577	2,716	32%	2,803	28%
TSPL	2,590	1628	59%	2,486	4%
Jharsuguda 600 MW	837	545	53%	—	—
BALCO 300 MW	—	409	(100)%	251	(100)%
HZL Wind Power	150	134	12%	66	127%
TSPL Availability	77%	59%	—	93%	—
TSPL PLF	64%	41%	—	62%	—

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 4

Production Release for the 1st Quarter ended 30th June 2022

o	Overall power sales increase by 28%QoQ and 32%YoY to 3,577 million units.

o

At TSPL, the Power Purchase Agreement with the Punjab State Electricity Board compensates us based on the availability of the plant. TSPL Power sales was 2590 million units with 77% plant availability factor in 1QFY23.

o	There were no Power sales in Balco in 1QFY23

o	Wind power generation for 1QFY23 was 150 MU, up 12%YoY and 127%QoQ. Wind power is mainly dependent on wind velocity and seasonality.

About Vedanta Limited:

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa and Namibia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Vedanta has put in place a comprehensive framework to be the ESG leader in the natural resources sector. Vedanta is committed to reducing carbon emissions to zero by 2050 or sooner and has pledged $5 billion over the next 10 years to accelerate the transition to net zero operations. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programs with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies company have been featured in Dow Jones Sustainability Index 2020, and was conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, ICSI National Award 2020 for excellence in Corporate Governance, People First HR Excellence Award 2020 and certified as a Great Place to Work 2021 & 2022. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange.

For more information, please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai – 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional, and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

For any Investor enquiries, please contact:

Mr. Sandep Agrawal, Vice President – Investor Relations (Sandep.Agrawal@vedanta.co.in)

For any media queries, please contact:

Mrs. Ritu Jhingon, Group Director – Communications (Ritu.Jhingon@vedanta.co.in)

Mr. Abhinaba Das, Group Head – Media Relations (Abhinaba.Das@vedanta.co.in; +91-9820426346)

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 4